

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 14, 2015

Bhavneet Gill
Chief Financial Officer
United Security Bancshares
2126 Inyo Street
Fresno, CA 93721

Re: **United Security Bancshares**
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 17, 2015
File No. 000-32897

Dear Ms. Gill:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality and Allowance for Credit Losses, page 38

1. We note your disclosure that TDRs increased by 66% from December 31, 2013 to December 31, 2014 due to the identification of loans restructured during 2013 and 2014 that had not been previously identified as TDRs. Please tell us the following concerning these TDRs:
   - Explain why these loans were not classified as TDRs in prior periods and if any changes were made in your accounting policy for TDRs during 2014 that lead to these loans being classified as TDRs;

- Explain if there was any consideration in your disclosure controls and procedures of a material weakness regarding the identification and classification of loans as TDRs during 2014 that were restructured in prior periods;
- Quantify the number and amount of loans restructured during 2013 that were not classified as TDRs until 2014;
- For the loans restructured during 2013 that were not classified as TDR's until 2014 tell us the following at December 31, 2013 and all quarterly periods in 2014 prior to classification as TDRs:
  - impaired versus non-impaired
  - accrual vs. non-accrual
  - past due category (30-60, 61-89, 90+, current)
  - credit quality indicator risk rating
  - any specific allowance
- Provide any additional information useful to understanding the individual judgments and overall determinations made in your accounting and financial reporting in this area.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Mike Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant